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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                        Under the Securities Act of 1934
                                (Amendment No. 1)

                          American Banknote Corporation

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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    024490104

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                                 (CUSIP Number)


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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-------------------------------                        ------------------------
CUSIP No. 024490104                      13G              Page 2 of 7 Pages
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1    Name of Reporting Person          Steven A. Van Dyke

     I.R.S. Identification No. of Above Person         Not applicable
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2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
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3    SEC Use Only
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4    Citizenship or Place of Organization
     United States
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  Number        5   Sole Voting Power
 of Shares          3,405,150

                    -----------------------------------------------------------
Beneficially    6   Shared Voting Power
 Owned by           0
                    -----------------------------------------------------------
   Each         7   Sole Dispositive Power
 Reporting          3,405,150
                    -----------------------------------------------------------
  Person        8   Shared Dispositive Power
   With             0
                    -----------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     3,405,150
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10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                       [ ]
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11   Percent of Class Represented by Amount in Row (9)
     16.33%
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12   Type of Reporting Person (See Instructions)
     IN, HC
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-------------------------------                        ------------------------
CUSIP No. 024490104                      13G              Page 3 of 7 Pages
-------------------------------                        ------------------------






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1    Name of Reporting Person          Tower Investment Group, Inc.

     I.R.S. Identification No. of Above Person          59-2924229
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2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
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3    SEC Use Only
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4    Citizenship or Place of Organization
     Florida
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  Number      5  Sole Voting Power
 of Shares       3,379,150
             ------------------------------------------------------------------
Beneficially  6  Shared Voting Power
 Owned by        0
             ------------------------------------------------------------------
   Each       7  Sole Dispositive Power
 Reporting       3,379,150
             ------------------------------------------------------------------
  Person      8  Shared Dispositive Power
   With          0
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9    Aggregate Amount Beneficially Owned by Each Reporting Person
     3,379,150
-------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                     [ ]
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11   Percent of Class Represented by Amount in Row (9)
     16.20%
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12   Type of Reporting Person (See Instructions)
     HC
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-------------------------------                        ------------------------
CUSIP No. 024490104                      13G              Page 4 of 7 Pages
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1    Name of Reporting Person          Bay Harbour Management, L.C.

     I.R.S. Identification No. of Above Person        59-3418243
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2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
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3    SEC Use Only
-------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     Florida
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  Number      5  Sole Voting Power
 of Shares       3,379,150

            --------------------------------------------------------------------
Beneficially  6  Shared Voting Power
 Owned by        0
            --------------------------------------------------------------------
   Each       7  Sole Dispositive Power
 Reporting       3,379,150
            --------------------------------------------------------------------
  Person      8  Shared Dispositive Power
   With          0
-------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     3,379,150
-------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                   [ ]
-------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
     16.20%
-------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     IA
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-------------------------------                        ------------------------
CUSIP No. 024490104                      13G              Page 5 of 7 Pages
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     This Amendment No. 1 amends and supplements the Statement on Schedule 13G
(the "Schedule 13G") originally filed with the Securities and Exchange Commission (the "Commission") on November 10, 1997, by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, and Steven A. Van Dyke, in his capacity as the sole stockholder and President of Tower. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13G.

Item 4 of the Schedule 13G is hereby amended in its entirety to read as follows:

Item 4(a)      Amount Beneficially Owned:

               As of February 28, 1998, Bay Harbour may be deemed to be the beneficial owner of 3,379,150 shares of Common Stock of American Banknote Corporation as a result of voting and dispositive power that it held with respect to the 3,379,150 shares of Common Stock of American Banknote Corporation held for the account of five private investment funds and eight managed accounts.

               As of February 28, 1998, Tower may be deemed to be the beneficial owner of the 3,379,150 shares of Common Stock of American Banknote Corporation deemed to be beneficially owned by Bay Harbour referred to above. Tower is the majority stockholder of Bay Harbour.

               As of February 28, 1998, Mr. Van Dyke may be deemed to be the beneficial owner of 3,405,150 shares of Common Stock of American Banknote Corporation, consisting of (i) the 3,379,150 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and (ii) the 26,000 shares of Common Stock owned by Mr. Van Dyke, individually. Mr. Van Dyke is the sole stockholder and President of Tower.

Item 4(b)      Percent of Class:

               16.33% (16.20% beneficially owned by Tower and Bay Harbour)




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-------------------------------                        ------------------------
CUSIP No. 024490104                      13G              Page 6 of 7 Pages
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Item 4(c) Number of shares as to which Bay Harbour has:

               (i)  sole power to vote or direct the vote: 3,379,150
               (ii)  shared power to vote or to direct the vote:  0

               (iii) the sole power to dispose of or to direct the disposition of: 3,379,150

               (iv) shared power to dispose of or to direct the disposition of: 0

               Bay Harbour does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

               Number of shares as to which Tower has:

               (i)  sole power to vote or direct the vote: 3,379,150
               (ii)  shared power to vote or to direct the vote:  0

               (iii) the sole power to dispose of or to direct the disposition of: 3,379,150

               (iv) shared power to dispose of or to direct the disposition of: 0

               Tower does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

               Number of shares as to which Mr. Van Dyke has:

               (i)   sole power to vote or direct the vote: 3,405,150
               (ii)  shared power to vote or to direct the vote:  0

               (iii) the sole power to dispose of or to direct the disposition of: 3,405,150

               (iv)  shared power to dispose of or to direct the disposition of:  0

               Mr. Van Dyke does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.




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-------------------------------                        ------------------------
CUSIP No. 024490104                      13G              Page 7 of 7 Pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this amendment is true, complete and correct.

Date:  March 3, 1998                         BAY HARBOUR MANAGEMENT, L.C.

                                             By:  /s/ Steven A. Van Dyke
                                                 ---------------------------
                                                 Steven A. Van Dyke
                                                 President and Chief Executive
                                                    Officer

Dated: March 3, 1998                         TOWER INVESTMENT GROUP, INC.

                                             By: /s/ Steven A. Van Dyke
                                                 ---------------------------
                                                 Steven A. Van Dyke, President

Dated: March 3, 1998                              /s/ Steven A. Van Dyke
                                                  ---------------------------
                                                  Steven A. Van Dyke